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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT

      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                 FINAL AMENDMENT


                              XANTHUS FUND, L.L.C.
                                (Name of Issuer)


                              XANTHUS FUND, L.L.C.
                      (Name of Person(s) Filing Statement)


                              PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                   Paul Belica
                              Xanthus Fund, L.L.C.
                     One World Financial Center, 31st Floor
                               200 Liberty Street
                               New York, NY 10281
                                 (212) 667-4225
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


                                 With a copy to:

                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533


                                December 1, 1999
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE

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Transaction Valuation: $25,000,000 (a)         Amount of Filing Fee: $5,000 (b)
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(a) Calculated as the aggregate maximum purchase price for partnership interests.

(b)  Calculated at 1/50th of 1% of the Transaction Valuation.

          [xx] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $5,000.00
                           -------------------
Form or Registration No.:  Schedule 13E-4
                           -------------------
Filing Party:    Xanthus Fund, L.L.C.
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Date of Filing:  November 26, 1999
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     This Final Amendment relates to the Issuer Tender Offer Statement on
Schedule 13E-4 originally filed on November 26, 1999 by Xanthus Fund, L.L.C., a Delaware limited liability company (the "Fund"), in connection with an offer to purchase up to $25,000,000 of limited liability company interests in the Fund, upon the terms and subject to the conditions set forth in the Offer to Purchase, a copy of which was attached as Exhibit B to the Schedule 13E-4, and in the related Letter of Transmittal, a copy of which was attached as Exhibit C to the
Schedule 13E-4. This Final Amendment is being filed in connection with the expiration of the Offer to Purchase.

     The following information is furnished pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction D to
Schedule 13E-4:

     1. The Offer to Purchase expired at 12:00 Midnight, New York time, on December 31, 1999.

     2. At the time the Offer to Purchase expired, $3,548,223.83 of limited liability company interests were validly tendered to and accepted by the Fund pursuant to the Offer to Purchase.

     3. In addition, this Final Amendment is being filed to amend ITEM 9 and the
Exhibit Index of the Schedule 13E-4 to reflect the addition of the following letter sent to members of the Fund ("Members") as Exhibit E to the Schedule 13E-4:

   Exhibit                                Description
   -------                                -----------
     E Form of Letter dated January 10, 2000 from Xanthus Fund, L.L.C. to Members in connection with acceptance of offers of tender.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    XANTHUS FUND, L.L.C.

                                    By: /s/ PAUL BELICA
                                        -----------------------------
                                        Name:  Paul Belica
                                        Title: Manager

January 14, 2000